Phinder Technologies Inc.
(Formerly known as Digital Rooster.com Ltd.)
366 Bay Street, 12th Floor
Toronto, Ontario, Canada M5H 4B2


Cicely Luckey
Staff Accountant
Securities and Exchange Commission
Washington, D.c. 20549


Re: Extension to response to SEC comments letter from October 23, 2005

November 4, 2005


Dear Ms. Luckey:


     Please accept this letter as a request for 10 days extension to response to the Securities and Exchange Commission letter dated October 13, 2005 on Phinder Technologies Inc (formerly known as Digital Rooster.com Ltd.) filing.

The answer to the SEC comment below requires an in-depth research and additional time to respond.

Gain on dilution of investment in subsidiary, page 15
-----------------------------------------------------

3. We have considered your response to comment 6. It is still unclear to us how you have accounted for the issuance of treasury shares of Avrada, Inc. and why the transaction results in a gain in your income statement. Tell s, in detail, the nature of the transaction, how you have accounted for it, and your accounting basis for doing so.


Sincerely,


John van Arem
Chief Executive Officer